SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of Financial Statements for the three month period ended September 30, 2014 and September 30, 2013, filed by the Comany with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.

Legal information

Denomination: Alto Palermo S.A. (APSA).

Fiscal year No.: 125, beginning on July 1, 2014.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,206,286,654 common shares.

Percentage of votes of the parent Company on the equity: 95.73%.

Type of stock	CAPITAL STATUS
	Shares outstanding	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each	1,260,140,508	1,259,886,188	126,014

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.14	06.30.14
ASSETS
Non-Current Assets
Investment properties	10	1,790,247	1,753,492
Property, plant and equipment	11	29,614	23,552
Trading properties	12	7,955	8,325
Intangible assets	13	65,819	65,754
Investments in associates and joint ventures	8,9	192,159	171,903
Deferred income tax assets	24	43,122	40,326
Income and minimum presumed tax credit		653	578
Trade and other receivables	16	91,458	85,914
Investments in financial assets	17	57,443	63,455
Total Non-Current Assets		2,278,470	2,213,299
Current Assets
Trading properties	12	1,076	1,214
Inventories	14	11,804	10,368
Derivative financial instruments	23	-	1,234
Income tax credit		-	123
Trade and other receivables	16	879,173	937,204
Investments in financial assets	17	214,542	216,071
Cash and cash equivalents	18	207,027	116,706
Total Current Assets		1,313,622	1,282,920
TOTAL ASSETS		3,592,092	3,496,219
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		286,365	138,693
Total capital and reserves attributable to equity holders of the parent		961,159	813,487
Non-controlling interest		200,965	192,102
TOTAL SHAREHOLDERS’ EQUITY		1,162,124	1,005,589
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	209,103	195,673
Borrowings	22	969,148	1,046,102
Deferred income tax liabilities	24	105,589	107,778
Income tax liabilities		57,989	-
Provisions	21	22,175	22,878
Total Non-Current Liabilities		1,364,004	1,372,431
Current Liabilities
Trade and other payables	19	537,426	489,811
Income tax liabilities		21,650	56,681
Payroll and social security liabilities	20	39,816	76,090
Borrowings	22	465,374	479,237
Derivative financial instruments	23	59	14,225
Provisions	21	1,639	2,155
Total Current Liabilities		1,065,964	1,118,199
TOTAL LIABILITIES		2,429,968	2,490,630
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,592,092	3,496,219

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G Elsztain Vice president Acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods beginning on July 1st, 2014 and 2013 and ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.14	09.30.13
Revenues	26	575,935	458,588
Costs	27	(245,946)	(200,013)
Gross Profit		329,989	258,575
General and administrative expenses	28	(25,860)	(25,251)
Selling expenses	28	(19,298)	(13,248)
Other operating results, net	30	5,859	(4,346)
Profit from Operations		290,690	215,730
Share of profit of associates and joint ventures	8,9	23,256	2,597
Profit from Operations Before Financing and Taxation		313,946	218,327
Finance income	31	29,537	21,586
Finance cost	31	(110,673)	(85,816)
Other financial results	31	(5,830)	29,159
Financial results, net		(86,966)	(35,071)
Profit Before Income Tax		226,980	183,256
Income tax expense	24	(70,722)	(65,096)
Profit for the period		156,258	118,160
Total Comprehensive Income for the period		156,258	118,160

Attributable to:
Equity holders of the parent		147,672	109,696
Non-controlling interest		8,586	8,464

Profit per share attributable to equity holders of the parent for the period:
Basic		0.12	0.09
Diluted		0.12	0.09

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G Elsztain Vice president Acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period …..	-	-	-	-	-	-	147,672	147,672	8,586	156,258
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	277	277
Balance at September 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	286,365	961,159	200,965	1,162,124

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for shared-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period …..	-	-	-	-	-	-	-	-	109,696	109,696	8,464	118,160
Reserve for share-based compensation (Note 32)….	-	-	-	4,690	-	-	-	-	-	4,690	-	4,690
Balance at September 30, 2013	126,014	69,381	444,226	11,297	39,074	3,302	15,802	(19,707)	273,920	963,309	170,356	1,133,665

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

. Alejandro G Elsztain Vice president Acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.14	09.30.13
Operating activities:
Cash generated from operations	18	313,981	309,284
Income tax paid		(52,701)	(47,159)
Net cash generated from operating activities		261,280	262,125

Investing activities:
Acquisition and capital contribution of associates	9	(10,025)	(13,057)
Sale of equity interest in associates	9	19,140	-
Capital contributions in joint ventures	8	-	(1,221)
Increase in investment properties	10	(60,153)	(69,927)
Acquisition of property, plant and equipment	11	(7,994)	(2,779)
Advance payments		-	(13,120)
Acquisition of intangible assets	13	(197)	(68)
Acquisition of derivative financial instruments		-	(2,000)
Increase in financial assets		(166,438)	(299,763)
Decrease in financial assets		166,770	227,375
Loans granted to related parties		(40)	-
Collection of financial assets interests		8,433	-
Loans repayments received from associates and joint ventures		76,817	-
Net cash generated from (used in) investing activities		26,313	(174,560)

Financing activities:
Capital contribution of non-controlling interest		277	-
Borrowings obtained		6,434	2,675
Borrowings obtained from related parties		7,000	-
Payment of seller financing		(105,861)	(1,640)
Repayment of borrowings		(66,873)	(100,478)
Proceeds from derivative financial instruments		102	-
Payment of derivative financial instruments		(15,946)	-
Payments of financial leasing		(592)	(390)
Dividends paid	25	(384)	(6,060)
Interest paid		(26,684)	(19,080)
Net cash used in financing activities		(202,527)	(124,973)

Net increase (decrease) in cash and cash equivalents		85,066	(37,408)
Cash and cash equivalents at beginning of period	18	116,706	223,385
Foreign exchange gain on cash and cash equivalents		5,255	1,604
Cash and cash equivalents at end of period		207,027	187,581

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G Elsztain Vice president Acting as President

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. APSA was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

As of the end of these financial statements, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

Furthermore, we have developed our “Distrito Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and still working on the development of a new shopping mall in the City of Neuquén, “Alto Comahue”.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group".

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on November 11, 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements

2.1	Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2014 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

The unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the three-month periods ended September 30, 2014 and 2013 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements (Continued)

2.4.	Comparative information

The comparative information as of June 30, 2014 and September 30, 2013 included in these financial statements arises from the financial statements as of such dates.

During the last twelve months, the Argentine Peso devalued against the USD and other currencies by around 50%, which has an impact in comparative information presented in these Unaudited Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 36.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

Three-month period ended September 30, 2014

Decrease of equity interest in Avenida Inc.

Even though on July 18, 2014, the Group – through Torodur S.A. - had increased its share in Avenida Inc. by exercising the warrant held, the Group’s indirect holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor in the amount of Ps. 120.9 million (USD 15 million).

Additionally, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Company’s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the Group’s indirect share to 17.68%.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the end of the fiscal year.

5.2.	Fair value estimates

Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

The operating income from the joint businesses Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Moreover, operating results of Entertainment Holdings S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Three months ended September 30, 2014
	Urban properties			Investments	Total urban properties and investment
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	568,916	10,875	3,642	55	583,488
Costs	(243,839)	(4,943)	(992)	(74)	(249,848)
Gross Profit (Loss)	325,077	5,932	2,650	(19)	333,640
General and administrative expenses	(25,938)	(61)	-	-	(25,999)
Selling expenses	(18,939)	(281)	(246)	(118)	(19,584)
Other operating results, net	(3,080)	-	-	8,758	5,678
Profit from Operations	277,120	5,590	2,404	8,621	293,735
Share of profit of associates and joint ventures	-	4,619	-	15,927	20,546
Segment Profit Before Financing and Taxation	277,120	10,209	2,404	24,548	314,281

Investment properties	1,667,540	191,550	35,572	-	1,894,662
Property, plant and equipment	26,836	2,943	-	-	29,779
Trading properties	-	-	9,031	-	9,031
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	12,100	-	-	-	12,100
Investments in associates	-	27,868	-	49,211	77,079
Total segment assets	1,717,569	226,272	68,211	49,211	2,061,263

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Three months ended September 30, 2013
	Urban properties			Investments	Total urban properties and investment
	Shopping Center	Offices	Sales and developments	Financial operations and others
Revenues	456,358	7,291	-	184	463,833
Costs	(198,262)	(3,865)	(732)	(96)	(202,955)
Gross Profit (Loss)	258,096	3,426	(732)	88	260,878
General and administrative expenses	(25,213)	(64)	-	(55)	(25,332)
Selling expenses	(14,044)	(113)	(3)	397	(13,763)
Other operating results, net	(5,098)	-	-	54	(5,044)
Profit (Loss) from Operations	213,741	3,249	(735)	484	216,739
Share of profit of associates and joint ventures	-	1,174	-	393	1,567
Segment profit (loss) Before Financing and Taxation	213,741	4,423	(735)	877	218,306

Investment properties	1,591,802	140,406	35,570	-	1,767,778
Property, plant and equipment	18,723	2,223	-	-	20,946
Trading properties	-	-	7,644	-	7,644
Goodwill	1,830	3,911	-	-	5,741
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	8,101	-	-	-	8,101
Investments in associates	-	25,268	-	52,590	77,858
Total segment assets	1,629,720	171,808	74,173	52,590	1,928,291

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of September 30, 2014 and 2013, and the results of operations as per the unaudited statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Three months ended September 30, 2014
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Unaudited Statement of Comprehensive Income
Revenues	583,488	(7,463)	(90)	575,935
Costs	(249,848)	3,812	90	(245,946)
Gross Profit (Loss)	333,640	(3,651)	-	329,989
General and administrative expenses	(25,999)	112	27	(25,860)
Selling expenses	(19,584)	286	-	(19,298)
Other operating results, net	5,678	208	(27)	5,859
Profit (Loss) from Operations	293,735	(3,045)	-	290,690
Share of profit of associates and joint ventures	20,546	2,710	-	23,256
Segment profit (loss) Before Financing and Taxation	314,281	(335)	-	313,946

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Three months ended September 30, 2013
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Unaudited Statement of Comprehensive Income
Revenues	463,833	(5,155)	(90)	458,588
Costs	(202,955)	2,852	90	(200,013)
Gross Profit (Loss)	260,878	(2,303)	-	258,575
General and administrative expenses	(25,332)	54	27	(25,251)
Selling expenses	(13,763)	515	-	(13,248)
Other operating results, net	(5,044)	725	(27)	(4,346)
Profit (Loss) from Operations	216,739	(1,009)	-	215,730
Share of profit of associates and joint ventures	1,567	1,030	-	2,597
Segment profit Before Financing and Taxation	218,306	21	-	218,327

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The unaudited statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

	September 30, 2014	September 30, 2013
Total operating assets as per Segment Reporting	2,061,263	1,928,291
Investment properties	(104,415)	(105,034)
Property, plant and equipment	(165)	(110)
Goodwill	(5,234)	(5,234)
Inventories	(296)	(123)
Investments in associates and joint ventures	115,039	110,122
Total assets as per the Statement of Financial Position	2,066,192	1,927,912

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries and investment.

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	September 30, 2014	June 30, 2014
ASSETS
Total Non-current assets	470,746	474,207
Total Current assets	405,625	361,857
TOTAL ASSETS	876,371	836,064
LIABILITIES
Total Non-current liabilities	34,038	17,895
Total Current liabilities	70,843	76,329
TOTAL LIABILITIES	104,881	94,224
NET ASSETS	771,490	741,840

Summarized statement of comprehensive income

	PAMSA
	September 30, 2014	September 30, 2013
Revenues	74,316	56,637
Profit before income tax	45,615	44,642
Income tax	(15,965)	(15,626)
Profit for the period	29,650	29,016
Total Comprehensive Income for the period	29,650	29,016
Profit attributable to non-controlling interest	5,930	5,803
Dividends paid to non-controlling interest	-	4,170

Summarized statements of cash flows

	PAMSA
	September 30, 2014	September 30, 2013
Net cash generated from operating activities	64,059	35,339
Net cash used in investing activities	(30,624)	(41,715)
Net cash generated from financing activities	4,823	2,803
Net increase / (decrease) in cash and cash equivalents	38,258	(3,573)
Cash and cash equivalents at beginning of period	44,387	11,416
Foreign exchange gain on cash and cash equivalents	2,674	167
Cash and cash equivalents at end of period	85,319	8,010

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (continued)

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	September 30, 2014	June 30, 2014
Net assets at the begging of the period / year	741,840	632,517
Profit for the period / year	29,650	109,323
Net assets at the end of the period / year	771,490	741,840
Net assets at the participating interest	80%	80%
Interest in subsidiaries	617,192	593,472
Higher Value	97,244	98,088
Book value at the end of the period / year	714,436	691,560

8.	Interests in joint ventures

As of September 30, 2014 and June 30, 2014, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are not publicly traded.

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	138,164	131,977
Capital contributions	40	1,222
Dividends paid	(2,625)	-
Share of profit, net (1)	7,328	4,965
End of the period / year (1)	142,907	138,164

(1)	Includes (Ps. 41) y (Ps. 59) as of September 30, 2014 and June 30, 2014, respectively, related to the interest in ENUSA. See Note 21.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of September 30, 2014 and June 30, 2014, Group's investments in associates are Tarshop S.A. and Avenida Inc..

Changes in the Group’s interest in associates for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	33,680	39,140
Acquisitions	9,985	13,040
Disposal of equity interest in associates	(10,382)	-
Share of profit, net	15,928	(18,500)
End of the period / year	49,211	33,680

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	Shopping centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2013
Costs	2,397,234	152,578	81,859	179,451	2,811,122
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Year ended June 30, 2014
Opening net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Additions	61,108	4,302	111	179,303	244,824
Transfers	(25,332)	26,774	(1,442)	(803)	(803)
Sales	-	-	-	(185)	(185)
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(105,002)	(6,943)	-	-	(111,945)
Closing net book amount	1,159,115	156,083	80,528	357,766	1,753,492
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Period ended September 30, 2014
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions	8,074	-	-	52,079	60,153
Depreciation charge (i)	(21,560)	(1,838)	-	-	(23,398)
Closing net book amount	1,145,629	154,245	80,528	409,845	1,790,247
At September 30, 2014
Costs	2,441,049	183,654	80,528	409,845	3,115,076
Accumulated depreciation	(1,295,420)	(29,409)	-	-	(1,324,829)
Net book amount	1,145,629	154,245	80,528	409,845	1,790,247

(i)	As of September 30, 2014 depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).

The following amounts have been recognized in the unaudited statement of income:

	September 30, 2014	September 30, 2013
Rental and service income	572,238	458,404
Costs of property operations	(244,880)	(199,185)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of September 30, 2014 and June 30, 2014 the amount of works in Shopping Neuquén S.A. amounted to Ps. 172,668 and Ps. 121,564, respectively. The works in Arcos del Gourmet S.A. as of September 30, 2014 and June 30, 2014 amounted to Ps. 237,177 and Ps. 236,202, respectively.

Borrowing costs incurred during the periods ended September 30, 2014 of Ps. 2,034, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Such costs correspond to Distrito Arcos, Alto Comahue and Soleil Premium Outlet.

As of September 30, 2014 contractual obligations mainly correspond to constructions related with both projects. Shopping Neuquén S.A. contractual obligations amounted to Ps. 205 million and is estimated that the project will be completed on March 2015. In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014, the Government of the Autonomous City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014. No decision has yet been rendered by the Court as of the balance sheet date.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Year ended June 30, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	1,524	8,917	-	-	11,929
Disposal of unused assets	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(772)	(6,551)	-	-	(8,510)
Closing net book amount	3,185	4,094	16,217	-	56	23,552
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Period ended September 30, 2014
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions	-	1,244	4,345	2,863	-	8,452
Depreciation charge (i)	(262)	(240)	(1,840)	(48)	-	(2,390)
Closing net book amount	2,923	5,098	18,722	2,815	56	29,614
At September 30, 2014
Costs	13,809	13,682	89,331	3,154	56	120,032
Accumulated depreciation	(10,886)	(8,584)	(70,609)	(339)	-	(90,418)
Net book amount	2,923	5,098	18,722	2,815	56	29,614

(i)
As of September 30, 2014 depreciation charges were included in “Costs” for Ps. 2,145, in “General and administrative expenses” for Ps. 218 and in “Selling expenses“ for Ps. 27, in the Unaudited Statement of Comprehensive Income (Note 28).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in trading properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	803	8,154
Disposals / Sales	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,827	9,539
Disposals / Sales (i)	(508)	-	(508)
At September 30, 2014	2,204	6,827	9,031

(i)	Corresponds to the sale of functional units Condominio I.

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2014	June 30, 2014
Non-current	7,955	8,325
Current	1,076	1,214
	9,031	9,539

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At July 1, 2013
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated depreciation	-	(13,804)	-	-	(774)	(14,578)
Net book amount	506	926	20,873	40,223	133	62,661
Year ended June 30, 2014
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	-	165	-	-	10,954	11,119
Transfers	-	-	-	(7,351)	-	(7,351)
Disposals	-	(116)	-	-	-	(116)
Amortizations charge	-	(479)	-	-	(80)	(559)
Closing net book amount	506	496	20,873	32,872	11,007	65,754
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated depreciation	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Period ended September 30, 2014
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	197	-	-	-	197
Amortization charge (i)	-	(112)	-	-	(20)	(132)
Closing net book amount	506	581	20,873	32,872	10,987	65,819
At September 30, 2014
Costs	506	14,976	20,873	32,872	11,861	81,088
Accumulated depreciation	-	(14,395)	-	-	(874)	(15,269)
Net book amount	506	581	20,873	32,872	10,987	65,819
(i)
As of September 30, 2014 amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.

(ii)	Correspond to the project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Company’s inventories as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Current
Materials and others items of inventories	11,804	10,368
Total inventories	11,804	10,368

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of September 30, 2014, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2014, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the different levels of fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	57,443	-	-	57,443
- Mutual funds	94,656	-	-	94,656
- Bonds issued by Banco Macro	1,499	-	-	1,499
- Non-convertible notes related parties	106,402	-	-	106,402
Total assets	260,000	-	-	260,000

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
- Interest rate swaps	-	59	-	59
Total liabilities	-	59	-	59

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,455	-	-	63,455
- Mutual funds	84,640	-	-	84,640
- Non-convertible notes related parties	113,971	-	-	113,971
- Government bonds	4,243	-	-	4,243
- Bonds issued by Banco Macro	1,438	-	-	1,438
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	267,747	1,234	-	268,981

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.           Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency future contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

The following table shows the amounts of Trade and other receivables as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Leases and services receivables	5,283	2,950
Averaging of scheduled contract increases	52,088	50,528
Properties sales receivables (i)	705	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Total Non-current trade receivables	55,868	51,981
Prepayments	15,826	14,332
VAT receivables	19,374	18,824
Others	390	777
Total Non-current other receivables	35,590	33,933
Total Non-current trade and other receivables	91,458	85,914
Current
Leases and services receivables	183,911	178,858
Averaging of scheduled contract increases	66,053	60,738
Deferred checks received	183,816	181,835
Properties sales receivables (i)	1,706	657
Consumer financing receivables	14,787	14,861
Debtors under legal proceedings	53,672	52,175
Less: Provision for impairment of trade receivables	(73,177)	(71,424)
Total Current trade receivables	430,768	417,700
Prepayments	44,399	47,064
VAT receivables	3,682	3,715
Loans	9,411	8,759
Other tax receivables	3,509	6,684
Advance payments	62,395	66,186
Others	10,317	10,379
Less: provision for impairment of trade receivables	(175)	(175)
Total Current other receivables	133,538	142,612
Related parties (Note 33)	314,867	376,892
Total Current trade and other receivables	879,173	937,204
Total trade and other receivables	970,631	1,023,118

(i)	Property sales receivables primarily comprise the sale of trading properties and investment properties.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	September 30, 2014	June 30, 2014
Beginning of the period/year	73,807	73,429
Additions (Note 28)	3,121	10,333
Unused amounts reversed (Note 28)	(1,246)	(4,022)
Used during the period / year	(122)	(5,933)
End of the period / year	75,560	73,807

The additions and unused amounts reversed of provision for impaired receivables has been included in “Selling expenses” in the unaudited statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	57,443	63,455
Total Non-current	57,443	63,455
Current
Financial assets at fair value through profit or loss
Mutual funds	92,563	82,340
Non-convertible notes related parties (Note 33)	106,402	113,971
Bonds issued by Banco Macro	1,499	1,438
Government bonds	-	4,243
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	14,078	14,079
Total Current	214,542	216,071
Total investments in financial assets	271,985	279,526

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash at bank and on hand	204,934	114,406
Mutual funds	2,093	2,300
Total cash and cash equivalents	207,027	116,706

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2014 and 2013:

	Note	September 30, 2014	September 30, 2013
Income for the period		156,258	118,160
Adjustments for:
Income tax expense	24	70,722	65,096
Depreciation and amortization	28	25,920	31,036
Disposal of unused property, plant and equipment	11	-	36
Loss from purchase of companies	8	-	12
Gain from disposal of equity interest in associates	30	(8,758)	-
Gain from disposal of trading property	12	(3,134)	-
Provision for directors’ fees		15,839	11,343
Long-term incentive program reserve	32	9,604	4,690
Gain / (Loss) from derivative financial instruments	31	2,912	(3,199)
Changes in fair value of financial assets through profit or loss	31	2,918	(25,960)
Financial results, net		80,327	78,445
Doubtful accounts, net	28	1,875	(47)
Provisions, net	21	(1,081)	1,528
Share of profit of associates and joint ventures	8,9	(23,256)	(2,597)
Unrealized foreign exchange loss, net		(5,255)	(1,604)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	14	(1,436)	1,918
Decrease in trading properties	12	3,642	-
(Increase) Decrease in trade and other receivables	16	(12,708)	22,995
Increase in trade and other payables	19	45,590	10,712
Decrease in payroll and social security liabilities	20	(45,878)	(2,780)
Uses in provisions	21	(120)	(500)
Net cash generated from operating activities before income tax paid		313,981	309,284

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.           Cash and cash equivalents information (Continued)

	September 30, 2014	September 30, 2013
Non-cash transactions
Decrease in equity investments in associates and joint ventures through a decrease in borrowings	2,625	-
Increase in property, plant and equipment through an increase in borrowings	458	-

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Rent and service payments received in advance	54,863	51,411
Admission rights	124,503	113,617
Tenant deposits	2,064	2,215
Total Non-current trade payables	181,430	167,243
Tax payment plans	12,022	12,634
Other income to be accrued	7,790	7,914
Others	7,695	7,695
Total Non-current other payables	27,507	28,243
Related parties (Note 33)	166	187
Total Non-current trade and other payables	209,103	195,673
Current
Trade payables	45,672	35,645
Accrued invoices	67,147	69,233
Customer advances	2,081	2,305
Rent and service payments received in advance	133,321	121,930
Admission rights	117,968	111,024
Tenant deposits	6,462	1,857
Current trade payables	372,651	341,994
VAT payables	24,009	23,215
Withholdings payable	17,636	18,510
Other tax payables	5,180	2,065
Other income to be accrued	495	495
Tax payment plans	2,885	3,440
Dividends	3,901	4,285
Others	858	1,591
Total Current other payables	54,964	53,601
Related parties (Note 33)	109,811	94,216
Current trade and other payables	537,426	489,811
Total trade and other payables	746,529	685,484

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Current
Provision for vacation, bonuses and others	33,411	66,841
Social security payable	6,405	9,249
Total payroll and social security liabilities	39,816	76,090

21.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At July 1, 2013	17,829	-	17,829
Increases	13,087	59	13,146
Recovery	(3,908)	-	(3,908)
Used during the year	(2,034)	-	(2,034)
At June 30, 2014	24,974	59	25,033
Increases (Note 30)	3,742	-	3,742
Decreases (Note 30)	(4,823)	-	(4,823)
Used during the period	(120)	-	(120)
Share of loss of joint ventures	-	(18)	(18)
At September 30, 2014	23,773	41	23,814

(*)           Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	September 30, 2014	June 30, 2014
Non-current	22,175	22,878
Current	1,639	2,155
	23,814	25,033

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Borrowings

The following table shows the Company's borrowings as of September 30, 2014 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	September 30, 2014	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	912,076	879,802
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	80,126
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	151,897	49,731	74,964
Finance leases	Secured	USD	Fixed	(vi)	297	798	851
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	5,932	3,328	3,938
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	15.01%	16,111	3,215	6,421
Non-current borrowings						969,148	1,046,102
Current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	110,000	27,283	8,968
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	15.01%	16,111	12,894	12,886
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	151,897	101,431	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	5,932	2,554	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	314,820	347,410
Finance leases	Secured	USD	Fixed	(vi)	297	1,598	1,545
Related parties (Note 33)						4,794	71
Total current borrowings						465,374	479,237
Total borrowings						1,434,522	1,525,339

(i)
Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.

(ii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iii)
On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.

(iv)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period / year.
(v)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.
(vi)	Accrue interest rates ranging from 7.5% to 14.5% annually.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total current derivative financial instruments	-	1,234
Total derivative financial instruments	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 33)	-	14,225
Interest rate swaps	59	-
Total current derivative financial instruments	59	14,225
Total derivative financial instruments	59	14,225

24.	Current and deferred income tax

The details of the provision for the Group’s income tax as of September 30, 2014 and 2013 are as follows:

	September 30, 2014	September 30, 2013
Current income tax	75,707	71,190
Deferred income tax	(4,985)	(6,094)
Income tax expense	70,722	65,096

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Current and deferred income tax (Continued)

Movements on the deferred tax account are as follows:

	September 30, 2014 Asset / (Liability)	June 30, 2014 Asset / (Liability)
Beginning of the period / year	(67,452)	(64,538)
Income tax expense	4,985	(2,914)
End of the period / year	(62,467)	(67,452)

The Group did not recognize deferred income tax assets of Ps. 140 and Ps. 38 as of September 30, 2014 and June 30, 2014, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	79,443	64,140
Tax effects of:
Share of profit of associates and joint ventures	(8,140)	(909)
Others	(581)	1,865
Income tax expense	70,722	65,096

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended September 30, 2014 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2014 amounted to Ps. 384.

26.	Revenues

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013

Base rent	213,107	172,730
Contingent rent	86,559	71,633
Admission rights	34,600	28,508
Parking fees	24,799	19,653
Averaging of scheduled rent escalation	6,876	5,217
Letting fees	14,135	8,330
Property management fees	6,206	5,312
Expenses and collective promotion fund	184,582	146,190
Others	1,374	831
Total rental and service income	572,238	458,404
Sale of trading properties	3,642	-
Total sale of properties	3,642	-
Other revenues from consumer financing	55	184
Total other revenues from consumer financing	55	184
Total Group revenue	575,935	458,588

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Service charge expense and other operating costs	244,880	199,185
Total cost of property operations	244,880	199,185
Cost of sale of trading properties	992	732
Total cost of sale of trading properties	992	732
Other costs from consumer financing	74	96
Total other costs from consumer financing	74	96
Total Group costs (Note 28)	245,946	200,013

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

For the three-month period ended September 30, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	86,895	-	-	3,785	1,843	92,523
Maintenance, security, cleaning, repairs and others	63,315	386	-	488	46	64,235
Advertising and other selling expenses	31,889	-	-	-	1,074	32,963
Amortization and depreciation	25,675	-	-	218	27	25,920
Taxes, rates and contributions	18,480	83	-	336	13,753	32,652
Directors’ fees	-	-	-	15,839	-	15,839
Fees and payments for services	7,279	-	65	3,412	622	11,378
Leases and expenses	5,169	13	-	388	42	5,612
Cost of sale of properties	-	508	-	-	-	508
Impairment of receivables (charge and recovery)	-	-	-	-	1,875	1,875
Other expenses	6,178	2	9	1,394	16	7,599
Total expenses by nature	244,880	992	74	25,860	19,298	291,104

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

For the three-month period ended September 30, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	67,473	-	-	7,927	1,493	76,893
Maintenance, security, cleaning, repairs and others	46,152	447	-	289	28	46,916
Advertising and other selling expenses	26,152	-	-	-	1,061	27,213
Amortization and depreciation	30,873	-	-	145	18	31,036
Taxes, rates and contributions	14,976	50	-	31	10,237	25,294
Directors’ fees	-	-	-	12,447	-	12,447
Fees and payments for services	6,066	-	93	2,966	405	9,530
Leases and expenses	3,467	235	-	410	33	4,145
Impairment of receivables (charge and recovery)	-	-	-	-	(47)	(47)
Other expenses	4,026	-	3	1,036	20	5,085
Total expenses by nature	199,185	732	96	25,251	13,248	238,512

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security costs	82,919	72,128
Shared-based compensation (Note 32)	9,604	4,765
Employee costs	92,523	76,893

30.	Other operating results, net

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Donations	(3,280)	(2,514)
Lawsuits (Note 21)	1,081	(1,528)
Others	(700)	(304)
Gain from sale of interest in associates	8,758	-
Total other operating results, net	5,859	(4,346)

31.	Financial results, net

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	13,668	11,341
- Foreign exchange	15,869	10,245
Finance income	29,537	21,586
Finance costs
- Interest expense	(67,163)	(32,914)
- Foreign exchange	(36,322)	(52,301)
- Other finance costs	(9,222)	(6,991)
Subtotal finance costs	(112,707)	(92,206)
Less: Capitalized finance costs	2,034	6,390
Finance costs	(110,673)	(85,816)
Other financial results:
- Fair value (loss) / gain of financial assets at fair value through profit or loss	(2,918)	25,960
- Gain / (loss) from derivative financial instruments	(2,912)	3,199
Other financial results	(5,830)	29,159
Total financial results, net	(86,966)	(35,071)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Share-based payments

Equity Incentive Plan

For the three-month periods ended September 30, 2014 and 2013 the Group incurred a charge of Ps. 9,604 and Ps. 4,690, respectively, related to the awards granted under the equity incentive plan. During the period, shares were not granted.

33.	Related Party transactions

During the normal course of business, the Company conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33. Related Party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	4,483	-	(923)	-	-
	Leases’ collections	-	25	-	-	-	-
Sociedad Anónima (IRSA)	Non-Convertible Notes	106,402	-	-	-	-	-
	Share-based payments	-	-	-	(8,529)	-	-
	Long-term incentive plan	-	-	-	(43,010)	-	-
	Leases and/or rights of spaces’ use	-	-	-	(497)	-	-
	Borrowings	-	122,768	-	-	-	-
Total direct parent company		106,402	127,276	-	(52,959)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	603	-	(33)	-	-
	Equity incentive plan	-	-	-	(14,124)	-	-
	Corporate services	-	-	-	(11,246)	-	-
	Transfer of tax credits	-	-	-	(63)	-	-
	Share-based payments	-	-	-	-	-	-
	Non-Convertible Notes	14,078	-	-	-	(22,803)	(693)
Total direct parent company of IRSA		14,078	603	-	(25,466)	(22,803)	(693)

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	682	-	(642)	-	-
	Customer advances	-	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	(62)	(654)	-	-
Total associates of APSA		-	682	(62)	(1,296)	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	191	-	-	-	-
	Management fees	-	1,581	-	-	-	-
	Leases’ collections	-	86	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	(848)	-	-
	Borrowings	-	-	-	-	-	(4,794)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	123	-	-	-	-
	Borrowings	-	71	-	-	-	-
Enterteinment Holdings S.A.	Reimbursement of expenses	-	201	-	-	-	-
	Borrowings	-	63	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	4	-	-	-	-
	Management fees	-	22	-	-	-	-
Total joint ventures of APSA		-	2,342	-	(852)	-	(4,794)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.         Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	424	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	(30)	-	-
	Hotel services	-	-	-	(41)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	105	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	116	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	61	-	-	-	-
	Borrowings	-	178,485	-	-	-	-
Total subsidiaries of IRSA		-	179,202	-	(71)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	164	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	1,884	-	-	-	-
	Transfer of tax credits	-	-	-	(2,334)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud		-	2,049	-	(2,334)	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	91	-	(392)	-	-
	Leases and/or rights of spaces’ use	-	114	-	-	-	-
	Commissions per stands	-	59	-	-	-	-
	Borrowings	-	-	-	-	(10,559)	(20,208)
Total associate of IRSA		-	264	-	(392)	(10,559)	(20,208)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(13)	-	-
	Leases’ collections	-	302	-	-	-	-
Total joint venture of IRSA		-	302	-	(13)	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.         Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	894	-	-	-	-
	Borrowings	-	4	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	125	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	278	-	-	-	-
	Borrowings	-	4	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	14	-	(457)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	3	-		-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	-	(177)	-	-
	Leases and/or rights of spaces’ use	-	796	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	29	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(6)	-	-
Total other related parties		-	2,147	-	(640)	-	-

Directors
Directors	Fees	-	-	(92)	(25,778)	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(104)	(25,788)	-	-
Total		120,480	314,867	(166)	(109,811)	(33,362)	(25,695)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	3,575	-	-	-	-	-
Anónima (IRSA)	Non-Convertible Notes	113,971	-	-	-	-	-	-
	Leases’ collections	-	-	-	(423)	-	-	-
	Equity incentive plan	-	-	-	(43,741)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(654)	-	-	-
	Borrowings	-	117,384	-	-	-	-	-
Total direct parent company		113,971	120,959	-	(44,818)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(2,909)	-	-	-
	Equity incentive plan	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	(21,218)	-	-	-
	Non-Convertible Notes	14,079	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		14,079	-	-	(34,684)	(22,000)	(236)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	687	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	(175)	(677)	-	-	-
	Commissions per stands	-	19	-	-	-	-	-
Total associates of APSA		-	706	(175)	(677)	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	220	-	(72)	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
Quality Invest S.A.	Reimbursement of expenses	-	5	-	-	-	-	-
	Management fees	-	22	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total joint ventures of APSA		-	1,941	-	(720)	-	(71)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	2	-	-	-	-	-
	Hotel services	-	-	-	(24)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	101	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	144	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	37	-	-	-	-	-
	Borrowings	-	247,873	-	-	-	-	-
Total subsidiaries of IRSA		-	248,669	-	(25)	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	138	-	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	2,275	-	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(762)	-	-	-
	Leases and/or rights of spaces’ use	-	200	-	-	-	-	-
	Borrowings	-	-	-	-	(17,781)	(23,285)	-
	Derivatives	-	-	-	-	-	-	5,225
	Commissions per stands	-	59	-	-	-	-	-
Total associate of IRSA		-	259	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Total joint ventures of IRSA		-	68	-	-	-	-	-

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(337)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(5)	-	-	-
Total other related parties		-	2,015	-	(351)	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Directors
Directors	Fees	-	-	-	(12,169)	-	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	(12)	-	-	-	-
Total directors		-	-	(12)	(12,179)	-	-	-
Total		128,050	376,892	(187)	(94,216)	(39,781)	(23,592)	5,225

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	8,085	(1,584)	-
Total direct parent company	-	-	8,085	(1,584)	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(13,842)	-	(373)	(21)	-
Total direct parent company of IRSA	(13,842)	-	(373)	(21)	-

Associates of APSA
Tarshop S.A.	-	-	-	637	-
Total associates of APSA	-	-	-	637	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(528)	-	-	-
Fundación IRSA	-	-	-	-	(1,159)
Hamonet S.A.	-	-	-	(41)	-
Isaac Elsztain e hijos S.A.	-	-	-	(79)	-
Total other related parties	-	(528)	-	(120)	(1,159)

Directors and Senior Management
Directors	-	(15,839)	-	-	-
Senior Management	-	(1,425)	-	-	-
Total Directors and Senior Management	-	(17,264)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	54	-	-	-
Nuevo Puerto Santa Fe S.A.	-	310	(300)	(239)	-
Enterteinment Holdings S.A.	-	-	3	-	-
Entretenimiento Universal S.A.	-	-	3	-	-
Total joint ventures of APSA	-	364	(294)	(239)	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	(549)	148	-
Total associate of IRSA	-	-	(549)	148	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	108	-	-
Total subsidiary of Cresud	-	-	108	-	-

Subsidiary of IRSA
Tyrus S.A.	-	-	7,683	-	-
Total subsidiary of IRSA	-	-	7,683	-	-
Total	(13,842)	(17,428)	14,660	(1,179)	(1,159)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	9,079	-	(1,455)
Total direct parent company	-	-	9,079	-	(1,455)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(20,245)	-	1,768	-	-
Total direct parent company of IRSA	(20,245)	-	1,768	-	-

Associates of APSA
Tarshop S.A.	-	-	-	-	816
Total associates of APSA	-	-	-	-	816

Other related parties
Estudio Zang, Bergel & Viñes	-	(459)	-	-	-
Fundación IRSA	-	-	-	(550)	-
Hamonet S.A.	-	-	-	-	(28)
Isaac Elsztain e hijos S.A.	-	-	-	-	(53)
Total other related parties	-	(459)	-	(550)	(81)

Directors
Directors	-	(12,447)	-	-	-
Senior Management	-	(965)	-	-	-
Total directors	-	(13,412)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	54	-	-	-
Nuevo Puerto Santa Fe S.A.	-	117	-	-	(126)
Total joint ventures of APSA	-	171	-	-	(126)

Associate of IRSA
Banco Hipotecario S.A.	-	-	(676)	-	120
Total associate of IRSA	-	-	(676)	-	120
Total	(20,245)	(13,700)	10,171	(550)	(726)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 35 - Equity investments
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E - Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F - Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 36 - Foreign currency assets and liabilities

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Net income (loss) for the period	Shareholders’ Equity
Quality Invest S.A.	Common shares 1 vote	70,314,342	66,471	64,402	Not publicly traded	Real estate	Argentina	09.30.14	140,629	3,138	132,941	50%
	Contributions		-	500
	Goodwill		3,911	3,911
	Higher value		19,219	19,273
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,179	21,566	Not publicly traded	Commercial real estate	Argentina	09.30.14	27,750	2,476	40,359	50%
	Higher value		3,936	3,980
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	26,759,288	19,911	23,531	Not publicly traded	Consumer financing	Argentina	09.30.14	133,796	(18,098)	99,550	20%
	Intergroup transactions		(790)	(947)
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	24,414	19,092	Not publicly traded	Investment	Argentina	09.30.14	44,791	10,802	48,904	50%
	Contribution		40	721
	Lower / Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	(41)	(59)	Not publicly traded	Event organization and others	Argentina	09.30.14	12	679	(1,548)	2.5%
Avenida Inc. S.A.	Common shares 1 vote	4,742,836	24,520	2,023	Not publicly traded	Investment	United States	09.30.14	151,384	(4,841)	138,705	17.68%
	Goodwill		5,570	9,073
Total non-current investments at 09.30.14			192,118	-
Total non-current investments at 06.30.14			-	171,844

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Asset
Trade and other receivables
Uruguayan Pesos	12	0.3385	4	3	0.3627	1
US Dollar	39,043	8.33	325,231	47,460	8.033	381,250
Euros	2	10.51	25	2	10.9908	26
Total Trade and other receivables			325,260			381,277
Investments in financial assets
US Dollar	12,953	8.33	107,901	13,745	8.033	110,413
Total investments in financial assets			107,901			110,413
Cash and cash equivalents
Uruguayan Pesos	3	0.3385	1	3	0.3627	1
US Dollar	22,106	8.33	184,147	8,864	8.033	71,206
Pounds	1	13.4979	20	2	13.7364	21
Euros	14	10.51	142	14	10.9908	149
Total cash and cash equivalents			184,310			71,377
Total Assets as of 09.30.14			617,471			-
Total Assets as of 06.30.14			-			563,067
Liabilities
Trade payables and other debts
Uruguayan Pesos	-	-	-	3	0.3815	1
US Dollar	2,419	8.43	20,387	1,691	8.133	13,750
Total trade and other payables			20,387			13,751
Borrowings
US Dollar	111,899	8.43	943,305	120,246	8.133	977,963
Total borrowings			943,305			977,963
Provisions
US Dollar	200	8.43	1,686	200	8.133	1,627
Total Provisions			1,686			1,627
Total Liabilities as of 09.30.14			965,378			-
Total Liabilities as of 06.30.14			-			993,341

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 23.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.
(2)	Exchange rate as of September 30, 2014 and June 30, 2014 according to Banco de la Nación Argentina.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these unaudited financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

38.	Subsequent events

Ordinary and Extraordinary Shareholders’ meeting

On October 31, 2014, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2014,  approved the following issues, among others: (i) appropriate the sum of Ps. 138,963 to payment of cash dividends; (ii) ratify the interim dividend approved by Shareholders’ Meeting dated June 13, 2014 in the amount of Ps. 240,000; (iii) approve the inclusion of the Company’s employees to the Stock Incentive Plan in relation to shares of the controlling company (IRSA), whereby the employees are to be granted shares in such company, in accordance with the terms and conditions of such plan; (iv) adjourn the meeting to November 14, 2014 in order to consider the merger with Conil S.A. and the Pre-Merger Commitment.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

38.	Subsequent events (Continued)

Conil plot of land under barter agreements

On November 5, 2014, the Group executed a conveyance deed evidencing a swap and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

Irrevocable capital contribution in Tarshop S.A.

Due to changes in the business framework Tarshop is going through a restructuring process involving its operations, with the addition of a Visa / Tarshop marketing scheme to its financial product range. In this respect, on September 5, 2014, it entered into an agreement with Visa Argentina S.A. to roll out the card indicated above, which forms part of the business plan approved by the Board, in force as from this year. In line with the descriptions above, the Group approved, together with Banco Hipotecario S.A., associate of our parent company IRSA, a capitalization in the total amount of Ps. 110 million, to be carried out in proportion to their respective shareholdings, with an initial irrevocable capital contribution for such amount.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Alto Palermo S.A. (APSA)
Legal address: Moreno 877 – 22°floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of Alto Palermo S.A. (APSA) and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of September 30, 2014, and the unaudited condensed interim consolidated statement of comprehensive income for the three-month period ended September 30, 2014 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated  statement of cash flows for the three-month period ended September 30, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Alto Palermo S.A. (APSA) that:

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

2

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d)
at September 30, 2014, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,611,781, which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

  3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.14	06.30.14
ASSETS
Non-Current Assets
Investment properties	6	1,095,302	1,053,563
Property, plant and equipment	7	27,178	21,121
Trading properties	8	7,152	7,522
Intangible assets	9	44,907	44,374
Investments in subsidiaries, associates and joint ventures	5	1,093,435	1,025,283
Trade and other receivables	12	70,094	77,160
Investments in financial assets	13	57,443	63,455
Total Non-Current Assets		2,395,511	2,292,478
Current Assets
Trading properties	8	1,076	1,214
Inventories	10	10,081	8,751
Derivative financial instruments	19	-	1,234
Trade and other receivables	12	744,663	748,980
Investments in financial assets	13	40,906	76,355
Cash and cash equivalents	14	54,447	48,762
Total Current Assets		851,173	885,296
TOTAL ASSETS		3,246,684	3,177,774
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		286,365	138,693
TOTAL SHAREHOLDERS’ EQUITY		961,159	813,487
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	153,932	144,389
Borrowings	18	1,011,313	1,084,756
Deferred income tax liabilities	20	93,195	95,353
Income tax liabilities		34,676	-
Other liabilities	5	23,173	28,081
Provisions	17	19,104	19,946
Total Non-Current Liabilities		1,335,393	1,372,525
Current Liabilities
Trade and other payables	15	451,356	410,439
Income tax liabilities		-	20,098
Payroll and social security liabilities	16	33,641	63,159
Borrowings	18	464,827	482,759
Derivative financial instruments	19	59	14,225
Provisions	17	249	1,082
Total Current Liabilities		950,132	991,762
TOTAL LIABILITIES		2,285,525	2,364,287
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,246,684	3,177,774

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Alejandro G. Elsztain Executive Vice President Acting as President

  1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods beginning on July 1, 2014 and 2013 and ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.14	09.30.13
Revenues	22	473,619	382,693
Costs	23	(196,895)	(161,196)
Gross Profit		276,724	221,497
General and administrative expenses	24	(24,128)	(24,030)
Selling expenses	24	(17,130)	(10,686)
Other operating results, net	26	2,134	(732)
Profit from Operations		237,600	186,049
Share of profit of subsidiaries, associates and joint ventures	5	60,866	27,273
Profit from Operations Before Financing and Taxation		298,466	213,322
Finance income	27	16,885	14,619
Finance cost	27	(111,067)	(84,219)
Other financial results	27	(7,201)	11,443
Financial results, net		(101,383)	(58,157)
Profit before Income Tax		197,083	155,165
Income tax expense	20	(49,411)	(45,469)
Profit for the period		147,672	109,696
Total Comprehensive Income for the period		147,672	109,696

Profit per share for the period:
Basic		0.12	0.09
Diluted		0.12	0.09

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Alejandro G. Elsztain Executive Vice President Acting as President

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	-	-	147,672	147,672
Balance at September 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	286,365	961,159

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	109,696	109,696
Reserve for share-based compensation (Note 28)	-	-	-	4,690	-	-	-	-	-	4,690
Balance at September 30, 2013	126,014	69,381	444,226	11,297	39,074	3,302	15,802	(19,707)	273,920	963,309

(1)	Related to CNV General Resolution N°. 609/12. See note 30.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Alejandro G. Elsztain Executive Vice President Acting as President

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note		09.30.14		09.30.13
Operating activities:
Cash generated from operations	14		269,741		245,292
Income tax paid			(37,016)		(36,402)
Net cash generated from operating activities			232,725		208,890

Investing activities:
Acquisition of investment properties	6		(57,567)		(63,444)
Acquisition of property, plant and equipment	7		(7,728)		(2,402)
Acquisition of intangible assets	9		(196)		(69)
Acquisition of financial assets			(48,460)		(87,208)
Sale of financial assets			87,774		68,651
Loans granted to related parties			(40)		(1,660)
Loans repayments received from related parties			20,345		-
Advance payments			-		(12,227)
Acquisition of derivative financial instruments			-		(2,000)
Collection of Interest on financial assets			1,982		-
Irrevocable contributions in subsidiaries and joint ventures	5		(15,700)		(17,829)
Long-term incentive program in subsidiaries and joint ventures			-		(695)
Net cash used in investing activities			(19,590)		(118,883)
Financing activities:
Borrowings obtained			572		-
Borrowings obtained from related parties			7,083		-
Repayments of borrowings			(66,863)		(100,336)
Payments of financial leasing			(592)		(390)
Payment of seller financing			(105,861)		-
Payment of seller financing of shares			-		(1,640)
Proceeds from derivative financial instruments			102		-
Payment of derivative financial instruments			(15,946)		-
Dividends paid			(384)		(1,891)
Interest paid			(26,593)		(19,071)
Net cash used in financing activities			(208,482)		(123,328)
Net increase (decrease) in cash and cash equivalents			4,653		(33,321)
Cash and cash equivalents at beginning of period	14		48,762		190,389
Proceeds from merger		(1)	43	(2)	1,084
Foreign exchange gain on cash and cash equivalents			989		365
Cash and cash equivalents at end of period	14		54,447		158,517

(1)	Corresponding to merger with Conil S.A. (See Note 2.4).
(2)	Corresponding to merger with Apsamedia S.A..

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Alejandro G. Elsztain Executive Vice President Acting as President

4

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Buenos Aires.

At the end of these Unaudited Condensed Interim Financial Statements, we operate a portfolio of ten shopping centers in Argentina, which are located in Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo and Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA operates, through a joint venture, La Ribera Shopping in the City of Santa Fe. Furthermore, we have developed our “Distrito Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and still working on the development of a new shopping mall in the City of Neuquén, "Alto Comahue".

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

5

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s three-month periods ended September 30, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Merger with Conil S.A.

On September 16, 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Conil S.A. whereby Conil S.A. would be merged into the Company. See Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements.

  6

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of financial position as of June 30, 2014.

Caption	Issued financial statements as of 06.30.14 Ps.	Conil S.A. as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial statements considering the merge as of 06.30.14 Ps.
Non-current assets	2,292,478	1,806	(1,690)	2,292,594
Current assets	885,296	194	(77)	885,413
Total Assets	3,177,774	2,000	(1,767)	3,178,007
Non-current liabilities	1,372,525	112	-	1,372,637
Current liabilities	991,762	198	(77)	991,883
Total liabilities	2,364,287	310	(77)	2,364,520
Shareholders’ Equity	813,487	1,690	(1,690)	813,487

The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of September 30, 2013.

	Issued financial statements as of 09.30.13 Ps.	Conil S.A. as of 09.30.13 Ps.	Eliminations / Reclassifications as of 09.30.13 Ps.	Financial statements considering the merge of 09.30.13 Ps.
Caption	Information over results of the three-month period
Revenues	382,693	90	-	382,783
Costs	(161,196)	(23)	-	(161,219)
Gross Profit	221,497	67	-	221,564
Profit from Operations	186,049	(4)	-	186,045
Profit for the period	109,696	(7)	7	109,696
	Information over results of the three-month period
Net cash generated from operating activities	208,890	37	-	208,927
Net cash used in investing activities	(118,883)	-	-	(118,883)
Net cash used in financing activities	(123,328)	70	-	(123,258)

2.5.	Comparative information

The comparative information at June 30, 2014 and September 30, 2013 included in these financial statements arises from the separate financial statements as of such dates.

During the last twelve months, the Argentine Peso devalued against the USD and other currencies by around 50%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 33.

  7

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Acquisitions and disposals

See Company's acquisitions and disposals for the three-month period ended September 30, 2014 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Financial Risk Management and fair value estimates

4.1.	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2014. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2.	Fair value estimates

Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

8

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014:

	September 30, 2014	June 30, 2014
Beginning of the period / year (1)	997,143	981,049
Acquisitions	-	6,852
Capital contribution	15,700	1,982
Deletions as a result of merger with Apsamedia	-	(67,408)
Deletions as a result of merger with Conil (Note 2.4)	(2,159)	-
Profit - sharing	60,866	92,677
Financial costs capitalized (Note 27)	1,296	8,789
Dividends distribution	(2,625)	(25,791)
Long-term incentives program in subsidiaries	-	(1,007)
End of the period / year (1)	1,070,221	997,143

(1)
Includes Ps. (23,173) and Ps. (28,081) as of September 30, 2014 and June 30, 2014, respectively, in relation to the equity interest in Fibesa S.A. and Ps. (41) and Ps. (59) as of September 30, 2014 and June 30, 2014, in relation to the equity interest in Entretenimiento Universal S.A..

9

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties

Changes in the Company’s investments properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1st, 2013
Costs	1,746,110	48,849	80,193	73,567	1,948,719
Accumulated depreciation	(1,027,076)	(11,927)	-	-	(1,039,003)
Net book amount	719,034	36,922	80,193	73,567	909,716
Year ended June 30, 2014
Opening net book amount	719,034	36,922	80,193	73,567	909,716
Additions	56,901	4,278	111	164,431	225,721
Transfers	-	1,442	(1,442)	-	-
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(78,973)	(2,866)	-	-	(81,839)
Closing net book amount	696,927	39,776	78,862	237,998	1,053,563
At June 30, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Period ended September 30, 2014
Opening net book amount	696,927	39,776	78,862	237,998	1,053,563
Additions	6,814	-	-	50,753	57,567
Additions as a result of the merger	-	-	1,666	-	1,666
Accumulated depreciation on merger additions	-	-	(2)	-	(2)
Depreciation charge (i) (Note 24)	(16,669)	(823)	-	-	(17,492)
Closing net book amount	687,072	38,953	80,526	288,751	1,095,302
At September 30, 2014
Costs	1,809,790	54,569	80,526	288,751	2,233,636
Accumulated depreciation	(1,122,718)	(15,616)	-	-	(1,138,334)
Net book amount	687,072	38,953	80,526	288,751	1,095,302

(i)	Depreciation charges as of September 30, 2014, have been charged in “Costs” for an amount of Ps. 17,492, in the Statement of Comprehensive Income (Note 24).

The following amounts have been recognized in the statement of income:

	September 30, 2014	September 30, 2013
Rental and service income	469,922	382,509
Cost of property operations	(195,832)	(160,391)

Borrowing costs incurred during the periods ended September 30, 2014, of Ps. 738, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Distrito Arcos, Alto Comahue and Soleil Premium Outlet.

10

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2013
Costs	11,318	9,162	62,867	291	56	83,694
Accumulated depreciation	(8,435)	(6,173)	(50,431)	(291)	-	(65,330)
Net book amount	2,883	2,989	12,436	-	56	18,364
Year ended June 30, 2014
Opening net book amount	2,883	2,989	12,436	-	56	18,364
Additions	1,488	1,456	7,256	-	-	10,200
Additions as a result of the merger	-	60	51	-	-	111
Accumulated depreciation on merger additions	-	(3)	(41)	-	-	(44)
Disposals	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(688)	(5,599)	-	-	(7,474)
Closing net book amount	3,184	3,814	14,067	-	56	21,121

Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Period ended September 30, 2014
Opening net book amount	3,184	3,814	14,067	-	56	21,121
Additions	-	1,244	4,079	2,863	-	8,186
Depreciation charge (i) (Note 24)	(262)	(219)	(1,600)	(48)	-	(2,129)
Closing net book amount	2,922	4,839	16,546	2,815	56	27,178

Costs	12,806	11,922	74,217	3,154	56	102,155
Accumulated depreciation	(9,884)	(7,083)	(57,671)	(339)	-	(74,977)
Net book amount	2,922	4,839	16,546	2,815	56	27,178

(i)
Depreciation charges as of September 30, 2014 have been charged in “Costs” for an amount of Ps. 1,895, in “General and administrative expenses” for Ps. 207 and in “Selling expenses“ for Ps. 27, in the Statement of Comprehensive Income (Note 24).

11

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1st, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	-	7,351
Disposals	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,024	8,736
Disposals (i) (Note 24)	(508)	-	(508)
At September 30, 2014	2,204	6,024	8,228

(i)	Corresponds to the sale of functional units of Condominio I.

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2014	June 30, 2014
Non-current	7,152	7,522
Current	1,076	1,214
	8,228	8,736

  12

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Software	Right to receive units (Barters)	Goodwill	Others	Total
At July 1st, 2013
Costs	10,760	40,223	-	907	51,890
Accumulated amortization	(9,852)	-	-	(774)	(10,626)
Net book amount	908	40,223	-	133	41,264
Year ended June 30, 2014
Opening net book amount	908	40,223	-	133	41,264
Additions	165	-	-	10,954	11,119
Transfers	-	(7,351)	-	-	(7,351)
Disposals	(116)	-	-	-	(116)
Amortization charge	(462)	-	-	(80)	(542)
Closing net book amount	495	32,872	-	11,007	44,374
At June 30, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Period ended September 30, 2014
Opening net book amount	495	32,872	-	11,007	44,374
Additions	196	-	-	-	196
Additions as a result of the merger	-	-	469	-	469
Amortization charge (i) (Note 24)	(112)	-	-	(20)	(132)
Closing net book amount	579	32,872	469	10,987	44,907
At September 30, 2014
Costs	11,005	32,872	469	11,861	56,207
Accumulated amortization	(10,426)	-	-	(874)	(11,300)
Net book amount	579	32,872	469	10,987	44,907

(i)	As of September 30, 2014 amortization charges have been included in “Costs” for an amount of Ps. 132, in the Statement of Comprehensive Income (Note 24).

10.	Inventories

Company’s inventories as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Current
Materials and other items of inventory	10,081	8,751
Total inventories	10,081	8,751

13

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the different levels of fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	57,443	-	-	57,443
- Mutual funds	916	-	-	916
- Non-Convertible Notes	40,852	-	-	40,852
Total assets	99,211	-	-	99,211

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	63,455	-	-	63,455
- Mutual funds	34,054	-	-	34,054
- Government bonds	2,241	-	-	2,241
- Non-Convertible Notes	40,892	-	-	40,892
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	140,642	1,234	-	141,876

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Interest rate swaps	-	59	-	59
Total liabilities	-	59	-	59

 14

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

15

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

The following table shows the Company´s trade and other receivables as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Leases and services receivables	5,283	2,950
Averaging of scheduled contracts escalation	43,627	42,351
Property sales receivables	705	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	47,407	43,804
Prepayments	7,853	7,879
Others	80	14
Non-current other receivables	7,933	7,893
Related parties (Note 29)	14,754	25,463
Non-current trade and other receivables	70,094	77,160
Current
Leases and services receivables	151,036	147,041
Averaging of scheduled contracts escalation	55,388	51,326
Consumer financing receivables	14,787	14,861
Deferred checks	154,866	158,425
Debtors under legal proceedings	47,277	45,833
Property sales receivables	1,706	657
Less: provision for impairment of trade receivables	(66,041)	(63,996)
Current trade receivables	359,019	354,147
Loans	5,940	5,710
Prepayments	37,526	37,045
Tax receivables	1,581	4,282
Advance payments	60,690	64,651
Others	9,441	9,678
Less: provision for bad debts	(175)	(175)
Current other receivables	115,003	121,191
Related parties (Note 29)	270,641	273,642
Current trade and other receivables	744,663	748,980
Total trade and other receivables	814,757	826,140

Movements on the Company’s provision for impairment of trade receivables were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	66,379	50,256
Additions as a result of the merger	-	16,102
Additions (Note 24)	2,735	8,687
Unused amounts reversed (Note 24)	(690)	(3,337)
Used during the period / year	-	(5,329)
End of the period / year	68,424	66,379

16

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

The additions and unused amounts reversed of provision for impaired receivables have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 24). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

13.	Investments in financial assets

The following table shows the Company’s investments in financial assets as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	57,443	63,455
Investments in financial assets non-current	57,443	63,455
Current
Financial assets at fair value through profit or loss:
Mutual funds	54	33,222
Government bonds	-	2,241
Non-Convertible Notes (Note 29)	40,852	40,892
Investments in financial assets current	40,906	76,355
Total investments in financial assets	98,349	139,810
14.	Cash flow and cash equivalents information

The following table shows the Company’s amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash at bank and on hand	53,585	47,930
Mutual funds	862	832
Total cash and cash equivalents	54,447	48,762

  17

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2014 and 2013:

	Note	September 30, 2014	September 30, 2013
Profit for the period		147,672	109,696
Adjustments for:
Income tax expense	20	49,411	45,469
Amortization and depreciation	24	19,753	23,238
Disposal of unused property, plant and equipment	7	-	36
Gain from purchase of companies		-	12
Gain from disposal of trading property		(3,134)	-
Provision for Directors’ fees		15,366	11,343
Long-term incentive program reserve	28	7,105	4,690
Loss (Gain) from derivative financial instruments	27	2,912	(3,199)
Changes in fair value of financial assets	27	4,106	(6,807)
Financial results, net		88,442	80,512
Impairment of receivables	24	2,045	14
Provisions	17	(1,477)	1,297
Share of profit of subsidiaries, associates and joint ventures	5	(60,866)	(27,273)
Unrealized foreign exchange loss, net		(989)	(365)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	10	(1,330)	2,026
Decrease in trading properties	8	3,642	-
(Increase) Decrease in trade and other receivables	12	(1,471)	1,219
Increase in trade and other payables	15	35,357	5,394
Decrease in payroll and social security liabilities	16	(36,623)	(1,429)
Decrease in provisions	17	(180)	(581)
Net cash generated from operating activities before income tax paid		269,741	245,292

18

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Non-cash transactions
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	2,625	-
Decrease in trade and other receivables, through a decrease in trade and other payables	78	-
Increase in investments in financial assets through an increase in borrowings	2,919	-
Increase in property, plant and equipment through an increase in borrowings	458	-
Increase in intangible assets through a decrease in equity investments in subsidiaries, associates and joint ventures	469	-

	September 30, 2014	September 30, 2013
Merger of subsidiary company
Assets
Investment properties	1,664	-
Property, plant and equipment	-	72
Trade and other receivables	207	69,149
Income tax credit	-	4,702
Investments in financial assets	-	297
Liabilities
Trade and other payables	(199)	(14,522)
Income tax and minimum presumed income tax credit	87	-
Deferred income tax (liabilities) assets	(112)	6,963
Payroll and social security liabilities	-	(119)
Provisions	-	(218)
Net value of non-cash assets included as a result of the merger	1,647	66,324
Increase in cash from the merger	43	1,084
Net asset value incorporated by merger	1,690	67,408
Equity method prior to merger	(1) 1,690	(2) 67,408
Increase in cash from merger	-	-

(1)	Correspond to merger with Conil S.A. (see Note 2.4).
(2)	Correspond to merger with Apsamedia S.A..

19

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Admission rights	112,199	101,430
Rent and service payments received in advance	14,121	14,348
Tenant deposits	661	901
Non-current trade payables	126,981	116,679
Tax payment plans	11,391	11,915
Other income to be accrued	7,790	7,914
Other payables	7,696	7,694
Non-current other payables	26,877	27,523
Related parties (Note 29)	74	187
Non-current trade and other payables	153,932	144,389
Current
Admission rights	105,549	99,149
Rent and service payments received in advance	86,010	77,702
Invoices to be received	58,215	59,730
Trade accounts payables	40,330	32,316
Payments received in advance	1,014	1,014
Tenant deposits	5,866	1,300
Current trade payables	296,984	271,211
VAT payables	19,324	19,187
Withholding income tax	16,396	17,280
Tax payment plans	2,502	2,981
Dividends payable	3,901	4,285
Other tax payables	4,419	1,496
Other income to be accrued	495	495
Others	859	1,592
Current other payables	47,896	47,316
Related parties (Note 29)	106,476	91,912
Current trade and other payables	451,356	410,439
Total trade and other payables	605,288	554,828

20

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Current
Provision for vacation, bonuses and others	28,142	55,162
Social security payable	5,499	7,997
Total payroll and social security liabilities	33,641	63,159

17.	Provisions

The table below shows the movements in the Company's provisions for other liabilities categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2014	20,969	59	21,028
Additions (Note 26)	2,957	-	2,957
Unused amounts reversed (Note 26)	(4,434)	-	(4,434)
Used during the period	(180)	-	(180)
Loss from interest in joint ventures	-	(18)	(18)
At September 30, 2014	19,312	41	19,353

(*)     Correspond to investment in associates with negative equity. See Note 5.

The breakdown of total current and non-current provisions is as follows:

	September 30, 2014	June 30, 2014
Non-current	19,104	19,946
Current	249	1,082
	19,353	21,028

21

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

The following table shows the Company's borrowings as of September 30, 2014 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2014	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	110,000	926,542	893,758
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	80,126
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	151,897	49,765	74,964
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	5,932	3,293	3,938
Finance lease obligations	Secured	USD	Fixed	(vi)	297	798	851
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	15.01%	16,111	3,215	6,421
Non-current borrowings						983,613	1,060,058
Related parties (Note 29)						27,700	24,698
Total non-current borrowings						1,011,313	1,084,756
Current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	110,000	27,723	9,117
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	15.01%	16,111	12,894	12,886
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	151,897	101,431	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	5,932	2,554	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	308,680	347,150
Finance lease obligation	Secured	USD	Fixed	(vi)	297	1,598	1,545
Current borrowings						454,880	479,055
Related parties (Note 29)						9,947	3,704
Total current borrowings						464,827	482,759
Total borrowings						1,476,140	1,567,515

(i)
Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017. As of the date of these unaudited financial statements, the mentioned debt is fully canceled.

(ii)
On November 16, 2012 the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 a new syndicated loan has been signed for an amount of Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 29).

(iii)
On December 12, 2012 the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.

(iv)	Granted by several banks. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period.
(v)	On December 23, 2013 the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014.
(vi)	They accrue interest rates ranging from 7.5% to 14.5% annually.

22

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative financial instruments

	September 30, 2014	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total Current	-	1,234
Total assets	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 29)	-	14,225
Interest rate swaps	59	-
Total Current	59	14,225
Total liabilities	59	14,225

20.	Current and deferred income tax

The detail of the income tax charge of the Company as of September 30, 2014 and 2013 is as follows:

	September 30, 2014	September 30, 2013
Current income tax	51,681	48,758
Deferred income tax	(2,270)	(3,289)
Income tax - loss	49,411	45,469

The legal tax rate for the Company is 35%.

Movements on the deferred tax account are as follows:

	September 30, 2014 Assets / (Liabilities)	June 30, 2014 Assets / (Liabilities)
Beginning of the period / year	(95,353)		(90,124)
Balances added as a result of the merger	(112)	(1)	6,963
Income tax	2,270		(12,192)
End of the period / year	(93,195)		(95,353)
(1)           Correspond to the merger with Apsamedia S.A..

  23

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Current and deferred income tax (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before Income Tax for the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Result calculated at the tax rates in force	68,979	54,308
Tax effects of:
Share of profit of subsidiaries, associates and joint ventures	(21,303)	(9,546)
Others	1,735	707
Income tax expense	49,411	45,469

21.	Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.	Revenues

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013

Base rent	180,734	145,976
Expenses and collective promotion fund	153,722	124,237
Contingent rent	76,045	62,793
Admission rights	30,692	25,595
Parking fees	17,147	14,162
Averaging of scheduled rent escalation	5,339	4,614
Management fees	4,976	4,336
Others	1,267	796
Total rental and service income	469,922	382,509
Sale of trading properties	3,642	-
Total gain from disposal of trading properties	3,642	-
Other revenues from consumer financing	55	184
Total other revenues from consumer financing	55	184
Total revenues	473,619	382,693

  24

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Costs

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Service charge expense and other operating costs	195,832	160,391
Total cost of property operations	195,832	160,391
Cost of sale of trading properties	989	709
Total cost of sale of trading properties	989	709
Other costs from consumer financing	74	96
Total other costs from consumer financing	74	96
Total costs (Note 24)	196,895	161,196

25

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature

For the three-month period ended September 30, 2014:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	68,738	-	-	3,688	1,842	74,268
Maintenance, security, cleaning, repairs and others	50,031	385	9	460	45	50,930
Advertising and other selling expenses	26,730	-	-	-	995	27,725
Amortization and depreciation	19,519	-	-	207	27	19,753
Taxes, rates and contributions	16,677	78	-	292	11,428	28,475
Directors’ Fees	-	-	-	15,366	-	15,366
Fees and payments for services	5,605	-	65	2,814	696	9,180
Leases and expenses	4,938	13	-	388	42	5,381
Impairment of receivables (charge and recovery)	-	-	-	-	2,045	2,045
Cost of sale of properties	-	508	-	-	-	508
Other expenses	3,594	5	-	913	10	4,522
Total expenses by nature	195,832	989	74	24,128	17,130	238,153

26

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature (Continued)

For the three-month period ended September 30, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	53,573	-	-	7,599	1,073	62,245
Maintenance, security, cleaning, repairs and others	35,642	441	-	199	25	36,307
Advertising and other selling expenses	24,189	-	-	-	761	24,950
Amortization and depreciation	23,085	-	-	135	18	23,238
Taxes, rates and contributions	13,272	33	-	23	8,472	21,800
Directors’ Fees	-	-	-	12,341	-	12,341
Fees and payments for services	5,013	-	93	2,536	276	7,918
Leases and expenses	3,317	235	-	410	33	3,995
Impairment of receivables (charge and recovery)	-	-	-	-	14	14
Other expenses	2,300	-	3	787	14	3,104
Total expenses by nature	160,391	709	96	24,030	10,686	195,912

27

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security costs	67,163	58,637
Equity incentive plan cost (Note 28)	7,105	3,608
Employee costs	74,268	62,245

26.	Other operating results, net

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Management fees	4,538	3,334
Lawsuits (Note 17)	1,477	(1,297)
Donations	(3,151)	(2,396)
Others	(730)	(373)
Total other operating results, net	2,134	(732)

27.	Financial results, net

For the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	8,888	8,843
- Foreign exchange	7,997	5,776
Finance income	16,885	14,619
Finance costs:
- Interest expense	(68,829)	(33,815)
- Foreign exchange	(36,390)	(52,011)
- Other finance costs	(7,882)	(4,783)
Subtotal financial costs	(113,101)	(90,609)
Less: Capitalized borrowing costs	2,034	6,390
Finance cost	(111,067)	(84,219)
Other financial results:
- Fair value (loss) / gain of financial instruments at fair value through profit or loss	(4,289)	8,244
- (Loss) / Gain from derivative financial instruments	(2,912)	3,199
Other financial results	(7,201)	11,443
Total financial results, net	(101,383)	(58,157)

  28

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Share-based payments

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. During the period Ps. 7,105 were charged to the Statement of Income.

29.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

29

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	4,483	-	(230)	-	-
Representaciones	Long-term incentive plan	-	-	-	-	(41,670)	-	-
Sociedad Anónima (IRSA)	Leases’ collections	-	-	25	-	-	-	-
	Borrowings	-	-	122,768	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(302)	-	-
	Non-Convertible notes	40,852	-	-	-	-	-	-
Total direct parent company		40,852	-	127,276	-	(42,202)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	603	-	-	-	-
	Long-term incentive plan	-	-	-	-	(14,124)	-	-
	Corporate services	-	-	-	-	(11,246)	-	-
	Transfer of tax credit	-	-	-	-	(63)	-	-
	Non-Convertible notes	-	-	-	-	-	(22,803)	(693)
Total direct parent company of IRSA		-	-	603	-	(25,433)	(22,803)	(693)

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	682	-	(642)	-	-
	Leases and/or rights of spaces use	-	-	-	(62)	(622)	-	-
Total associates of APSA		-	-	682	(62)	(1,264)	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	188	-	-	-	-
	Leases’ collections	-	-	86	-	-	-	-
	Management fees	-	-	1,581	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(848))	-	-
	Borrowings	-	-	-	-	-	-	(4,721))
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-
	Reimbursement of expenses	-	-	4	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	123	-	-	-	-
	Borrowings	-	-	71	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	201	-	-	-	-
	Borrowings	-	-	63	-	-	-	-
Total Joint venture of APSA		-	-	2,339	-	(848)	-	(4,721)

  30

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	424	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	-	(30)	-	-
	Hotel services	-	-	-	-	(37)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	105	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	116	-	-	-	-
Tyrus	Reimbursement of expenses	-	-	61	-	-	-	-
	Borrowings	-	-	68,974	-	-	-	-
Total subsidiaries of IRSA		-	-	69,691	-	(67)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	164	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
(formerly EAASA)	Borrowings	-	-	1,884	-	-	-	-
	Transfer of tax credit	-	-	-	-	(2,334)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total parent company		-	-	2,049	-	(2,334)	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
	Management fees	-	-	15,138	-	-	-	-
	Other receivables	-	-	17,336	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	1,448	-	-	-	-
	Management fees	-	-	149	-	-	-	-
	Long-term incentive plan	-	-	35	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(646)	-	-
	Non-Convertible notes	-	-	-	-	-	(1,104)	(34)
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(244)	-	-
	Leases and/or rights of spaces use	-	-	2,212	-	-	-	-
	Leases’ collections	-	-	24	-	-	-	-
	Share-based payments	-	-	186	-	-	-	-
	Management fees	-	-	17	-	-	-	-
	Borrowings	-	-	-	-	-	(27,700)	(4,374)
Panamerican Mall S.A.	Reimbursement of expenses	-	-	12,283	-	-	-	-
	Long-term incentive plan	-	-	34	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(6,228)	-	-
	Management fees	-	-	2,279	-	-	-	-
	Leases’ collections	-	-	-	-	(797)	-	-
	Non-Convertible notes	-	-	-	-	-	(13,362)	(406)
	Borrowings	-	-	-	-	-	-	(852)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	1,667	-	-	-	-
	Borrowings	-	-	10,635	-	-	-	-
	Leases and/or rights of spaces use	-	14,754	1,904	-	-	-	-
Torodur S.A.	Borrowings	-	-	-	-	(3)	-	-
	Reimbursement of expenses	-	-	4	-	-	-	-
Total subsidiaries of APSA		-	14,754	65,351	-	(7,919)	(42,166)	(5,667)

  31

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	91	-	(392)	-	-
	Leases and/or rights of spaces use	-	-	110	-	-	-	-
	Borrowings	-	-	-	-	-	(10,559)	(20,208)
Total associate of IRSA		-	-	201	-	(392)	(10,559)	(20,208)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(13)	-	-
	Leases’ collections	-	-	302	-	-	-	-
Total Joint venture of IRSA		-	-	302	-	(13)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	125	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	894	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Ogden Argentina S.A.	Expenses reimbursement	-	-	278	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	14	-	(419)	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	-	-	(178)	-	-
	Leases and/or rights of spaces use	-	-	795	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	30	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(6)	-	-
Total other related parties		-	-	2,147	-	(603)	-	-

Directors
Directors	Fees	-	-	-	-	(25,391)	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(25,401)	-	-
Total		40,852	14,754	270,641	(74)	(106,476)	(75,528)	(31,288)

32

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	3,563	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(504)	-	-	-
	Borrowings	-	-	117,384	-	-	-	-	-
	Equity incentive plan	-	-	-	-	(35,436)	-	-	-
	Leases’ collections	-	-	-	-	(10)	-	-	-
	Non-Convertible Notes	40,892	-	-	-	-	-	-	-
Total direct parent company		40,892	-	120,947	-	(35,950)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(2,873)	-	-	-
	Equity incentive plan	-	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	-	(21,218)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		-	-	-	-	(34,648)	(22,000)	(236)	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(175)	(643)	-	-	-
Total associates of APSA		-	-	687	(175)	(643)	-	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	218	-	(72)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(630)	-	-	-
	Leases’ collections	-	-	-	-	(14)	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	5	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Total Joint venture of APSA		-	-	1,939	-	(716)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	-	-	-	-
	Hotel services	-	-	-	-	(20)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	101	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	37	-	-	-	-	-
	Borrowings	-	-	86,256	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	144	-	-	-	-	-
Total subsidiaries of IRSA		-	-	87,052	-	(21)	-	-	-

  33

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	138	-	-	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,275	-	-	-	-	-

Subsidiaries of APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	95	-	-	-	-	-
	Management fees	-	-	13,670	-	-	-	-	-
	Contributions to be paid	-	-	150	-	-	-	-	-
	Other receivables	-	-	17,336	-	-	-	-	-
Conil S.A. (*)	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(73)	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	2,740	-	-	-	-	-
	Management fees	-	-	74	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(529)	-	-	-
	Leases’ collections	-	-	-	-	(767)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,065)	(11)	-
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(234)	-	-	-
	Leases and/or rights of spaces use	-	-	1,950	-	-	-	-	-
	Equity incentive plan	-	-	186	-	-	-	-	-
	Management fees	-	-	17	-	-	-	-	-
	Leases’ collections	-	-	-	-	(8)	-	-	-
	Borrowings	-	-	-	-		(24,698)	(2,887)	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	14,519	-	-	-	-	-
	Management fees	-	-	4,077	-	-	-	-	-
	Leases’ collections	-	-	-	-	(183)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(12,891)	(606)	-
	Leases and/or rights of spaces use	-	-	-	-	(5,167)	-	-	-
	Borrowings	-	-	-	-	-	-	(817)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	1,679	-	-	-	-	-
	Borrowings	-	10,285	-	-	-	-	-	-
	Leases and/or rights of spaces use	-	15,178	1,961	-	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-	-
	Contributions to be paid	-	-	-	-	(72)	-	-	-
	Other receivables	-	-	4	-	-	-	-	-
Total subsidiaries of APSA		-	25,463	58,463	-	(7,036)	(38,654)	(4,321)	-

  34

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Current Financial assets at fair value through profit or loss	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(762)	-	-	-
	Derivatives	-	-	-	-	-	-	-	5,225
	Leases and/or rights of spaces’ use	-	-	196	-	-	-	-	-
	Borrowings	-	-	-	-	-	(17,781)	(23,285)	-
Total associate of IRSA		-	-	196	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total Joint ventures of IRSA		-	-	68	-	-	-	-	-

Other related parties							-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(271)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	767	-	(12)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	2,015	-	(288)	-	-	-

Directors
Directors	Fees	-	-	-	-	(11,838)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(12)	(11,848)	-	-	-
Total		40,892	25,463	273,642	(187)	(91,912)	(78,435)	(27,842)	5,225

(*)	As from July 1, 2014 the Company was merged into APSA.

 35

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(1,192)	-	-	6,405	-	-
Total direct parent company	(1,192)	-	-	6,405	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(21)	-	(13,842)	(1,261)	-	-
Total direct parent company of IRSA	(21)	-	(13,842)	(1,261)	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	(121)	180	-	(61)	-	-
Panamerican Mall S.A.	(1,438)	2,825	-	(303)	-	-
Arcos del Gourmet S.A.	-	1,129	-	-	-	-
Fibesa S.A.	-	41	-	(1,488)	-	(54)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(480)	-	-	350	-	-
Total subsidiaries of APSA	(2,039)	4,175	-	(1,503)	-	(54)

Associates of APSA
Tarshop S.A.	637	-	-	-	-	-
Total associates of APSA	637	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(433)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,159)	-
Hamonet S.A.	(41)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(79)	-	-	-	-	-
Total other related parties	(120)	(433)	-	-	(1,159)	-

Directors and Senior Management
Directors	-	(15,366)	-	-	-	-
Senior Management	-	(1,425)	-	-	-	-
Total directors and senior management	-	(16,791)	-	-	-	-

Joint Ventures of APSA
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	(300)	-	-
Entrenimiento Universal S.A.	-	-	-	3	-	-
Entertainment Holdings S.A	-	-	-	3	-	-
Total Joint Ventures of APSA	(239)	364	-	(294)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	108	-	-
Total subsidiary of Cresud	-	-	-	108	-	-

Subsidiary of IRSA
Tyrus S.A.	-	-	-	3,063	-	-
Total subsidiary of IRSA	-	-	-	3,063	-	-

Associates of IRSA
Banco Hipotecario S.A.	127	-	-	(549	-	-
Total associates of IRSA	127	-	-	(549	-	-
	(2,847)	(12,685)	(13,842)	5,969	(1,159)	(54)

36

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2013:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(1,180	-	-	5,915	-	-
Total direct parent company	(1,180)	-	-	5,915	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(20,245)	-	-	-
Total direct parent company of IRSA	-	-	(20,245)	-	-	-

Subsidiaries of APSA
Emprendimientos Recoleta S.A.	(88	180	-	(66)	-	-
Panamerican Mall S.A.	(956	2,015	-	(159)	-	-
Arcos del Gourmet S.A.	-	926	-	-	-	-
Fibesa S.A.	-	41	-	(947)	-	(52)
Conil S.A.(*)	(90)	-	-	-	-	-
Torodur S.A.	-	-	-	428	-	-
Shopping Neuquén S.A.	-	-	-	803	-	-
Total subsidiaries of APSA	(1,134)	3,162	-	59	-	(52)

Associates of APSA
Tarshop S.A.	728	-	-	-	-	-
Total associates of APSA	728	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(335)	-	-	-	-
Fundación IRSA	-	-	-	-	(550)	-
Hamonet S.A.	(28)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(53)	-	-	-	-	-
Total other related parties	(81)	(335)	-	-	(550)	-

Directors
Directors	-	(12,341)	-	-	-	-
Senior Management	-	(965)	-	-	-	-
Total directors	-	(13,306)	-	-	-	-

Joint Venture of APSA
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-
Total Joint venture of APSA	(126)	171	-	-	-	-

Associates of IRSA
Banco Hipotecario	102	-	-	(838)	-	-
Total associates of IRSA	102	-	-	(838)	-	-
	(1,691)	(10,308)	(20,245)	5,136	(550)	(52)
 (*)           As from July 1, 2014 the Company was merged into APSA.

37

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

31.	CNV General Ruling N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Ruling N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Equity investments
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalents information
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 33 - Foreign currency assets and liabilities

38

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	29,651	21,212	Not publicly traded	Real estate investment	Argentina	09.30.14	2,395	8,700	30,568	97%
	Higher value		(52,824)	(49,293)
Torodur S.A. (1)	Common shares 1 vote	28,103,675	41,226	13,006	Not publicly traded	Investment	Uruguay	09.30.14	28,104	28,148	51,210	100%
	Irrevocable contributions		9,985	72
Quality Invest S.A.	Common shares 1 vote	70,314,342	66,471	64,402	Not publicly traded	Real estate investment	Argentina	09.30.14	140,629	3,138	132,941	50%
	Irrevocable contributions		-	500
	Goodwill		3,911	3,911
	Higher value		19,219	19,273
Emprendimiento Recoleta S.A.	Common shares 1 vote	13,449,990	46,498	43,207	Not publicly traded	Real estate investment	Argentina	09.30.14	25,054	6,129	86,613	53.684%
	Intergroup transactions		(557)	(591)
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	21,539	19,621	Not publicly traded	Real estate investment	Argentina	09.30.14	12,690	(244)	24,900	99.07%
	Irrevocable contributions		3,200	2,150
	Higher value		12,694	11,398
	Intergroup transactions		(5,485)	(5,135)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	617,192	593,472	Not publicly traded	Real estate investment	Argentina	09.30.14	497,077	29,650	771,490	80%
	Higher value		97,244	98,088

39

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.         Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	54,269	55,943	Not publicly traded	Real estate investment	Argentina	09.30.14	81,082	(1,859)	63,049	90%
	Irrevocable contributions		2,475	-
	Higher value		31,086	31,086
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,179	21,566	Not publicly traded	Real estate investment	Argentina	09.30.14	27,750	2,476	40,359	50%
	Higher value		3,936	3,980
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	26,759,288	19,911	23,531	Not publicly traded	Consumer financing	Argentina	09.30.14	133,796	(18,098)	99,550	20%
	Intergroup transactions		(790)	(947)
Conil S.A. (2)	Common shares 1 vote	-	-	1,690	Not publicly traded	Real estate investment	Argentina	09.30.14	-	-	-	-
	Goodwill		-	469
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	24,414	19,092	Not publicly traded	Investment	Argentina	09.30.14	44,791	10,802	48,904	50%
	Irrevocable contributions		40	721
	Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	(41)	(59)	Not publicly traded	Event organization and others	Argentina	09.30.14	12	679	(1,548)	2.5%
Total non-current investments at 09.30.14			1,070,221	-
Total non-current investments at 06.30.14			-	997,143

(1)       1 share corresponds to 1 Uruguayan peso.
(2)       As from July 1, 2014 the Company was merged into APSA. See note 2.4.1

  40

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.14	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.14
Asset
Trade and other receivables
US Dollar	24,753	8.330	206,193	26,370	8.033	211,828
Euros	2	10.51	25	2	10.9908	26
Total trade and other receivables			206,218			211,854
Investments in financial assets
US Dollar	4,904	8.330	40,852	5,369	8.033	43,133
Total investments in financial assets			40,852			43,133
Cash and cash equivalents
US Dollar	4,548	8.330	37,887	1,159	8.033	9,314
Pounds	1	13.4979	14	2	13.7364	27
Euros	14	10.51	142	14	10.9908	149
Total cash and cash equivalents			38,043			9,490
Total Assets as of 09.30.14			285,113			-
Total Assets as of 06.30.14			-			264,477
Liabilities
Trade and other payables
US Dollar	2,070	8.430	17,450	1,375	8.133	11,184
Total trade and other payables			17,450			11,184
Borrowings
US Dollar	113,718	8.430	958,640	122,038	8.133	992,536
Total borrowings			958,640			992,536
Total Liabilities as of 09.30.14			976,090			-
Total Liabilities as of 06.30.14			-			1,003,720

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 19.
(1)       Exchange rate as of September 30, 2014 and June 30, 2014 according to Banco Nación Argentina.

41

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, Autonomous City of Buenos Aires

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these unaudited financial statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

35.	Subsequent events

See Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements.

42

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.	Receivables and liabilities by maturity date

Items		Falling due	Without term	Without term	To be due								Total
		September 30,14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	59,417	-	6,930	475,440	66,157	106,908	36,741	62,051	950	163	-	814,757
	Total	59,417	-	6,930	475,440	66,157	106,908	36,741	62,051	950	163	-	814,757
Liabilities	Trade and other payables	40,210	-	-	299,454	44,320	36,211	31,161	83,160	33,446	12,303	25,023	605,288
	Borrowings	-	-	-	372,438	29,223	33,943	29,223	39,406	17,160	927,047	27,700	1,476,140
	Income tax liability and Deferred Income Tax	-	-	93,195	-	-	-	-	34,676	-	-	-	127,871
	Provisions	-	249	19,104	-	-	-	-	-	-	-	-	19,353
	Payroll and social security liabilities	-	-	-	27,226	-	-	6,415	-	-	-	-	33,641
	Total	40,210	249	112,299	699,118	73,543	70,154	66,799	157,242	50,606	939,350	52,723	2,262,293

  43

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	541,910	202,753	744,663	66,629	3,465	70,094	608,539	206,218	814,757
	Total	541,910	202,753	744,663	66,629	3,465	70,094	608,539	206,218	814,757
Liabilities	Trade and other payables	433,906	17,450	451,356	153,932	-	153,932	587,838	17,450	605,288
	Borrowings	434,284	30,542	464,826	83,216	928,098	1,011,314	517,500	958,640	1,476,140
	Income tax liability and Deferred Income Tax	-	-	-	127,871	-	127,871	127,871	-	127,871
	Payroll and social security liabilities	33,641	-	33,641	-	-	-	33,641	-	33,641
	Provisions	249	-	249	19,104	-	19,104	19,353	-	19,353
	Total	902,080	47,992	950,072	384,123	928,098	1,312,221	1,286,203	976,090	2,262,293

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

At September 30, 2014 there are not receivable and liabilities subject to adjustment clause.

  44

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	191,741	14,845	538,077	744,663	-	-	70,094	70,094	191,741	14,845	608,171	814,757
	Total	191,741	14,845	538,077	744,663	-	-	70,094	70,094	191,741	14,845	608,171	814,757
Liabilities	Trade and other payables	2,502	-	448,854	451,356	11,392	-	142,540	153,932	13,894	-	591,394	605,288
	Borrowings	146,602	320,225	(2,000)	464,827	983,980	28,498	(1,165)	1,011,313	1,130,582	348,723	(3,165)	1,476,140
	Income tax liability and Deferred Income Tax	-	-	-	-	-	-	127,871	127,871	-	-	127,871	127,871
	Payroll and social security liabilities	-	-	33,641	33,641	-	-	-	-	-	-	33,641	33,641
	Provisions	-	-	249	249	-	-	19,104	19,104	-	-	19,353	19,353
	Total	149,104	320,225	480,744	950,073	995,372	28,498	288,350	1,312,220	1,144,476	348,723	769,094	2,262,293

45

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties. See Note 32.

b.	Related parties debit / credit balances. See Note 29.

6.	Borrowings to directors.

See Note 29.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

  46

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Insurances.

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	235,883	129,904	Fire, full risk and dismissed profit
Alto Palermo	224,041	110,786	Fire, full risk and dismissed profit
Mendoza Plaza	88,821	64,826	Fire, full risk and dismissed profit
Paseo Alcorta	104,678	36,632	Fire, full risk and dismissed profit
Alto Avellaneda	175,448	46,362	Fire, full risk and dismissed profit
Alto Rosario	114,598	64,762	Full risk, construction and assembly
Patio Bullrich	77,669	64,584	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	46,306	51,096	Fire, full risk and dismissed profit
Alto Noa	44,428	12,682	Fire, full risk and dismissed profit
Soleil Factory	45,199	87,533	Fire, full risk and dismissed profit
Patio Olmos	-	28,130	Fire, full risk and dismissed profit
SUBTOTAL	1,157,071	697,297
Unique policy	15,000		Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

47

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

48

Alto Palermo S.A. (APSA)

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Alto Palermo S.A. (APSA)
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of Alto Palermo S.A. (APSA) (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2014, and the unaudited condensed interim separate statements of comprehensive income for the three-month period ended September 30, 2014 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30,2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

1

Alto Palermo S.A. (APSA)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about Alto Palermo S.A. (APSA) that:

a)
the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Alto Palermo S.A. (APSA) arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

2

Alto Palermo S.A. (APSA)

d)
at of September 30, 2014, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,611,781, which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

3

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

I.	Brief comments on the Group’s activities during the period, including references to significant events occurred after the end of the period.

                                  Consolidated Results*
in ARS MM	IQ 15	IQ 14	Var (ARS)	(%) Var
Revenues	575.9	458.6	117.3	25.6%
Operating Income	290.7	215.7	75.0	34.8%
Depreciation and Amortization	25.9	31.0	(5.1)	(16.5)%
EBITDA	316.6	246.8	69.8	28.3%
Net Income	156.3	118.2	38.1	32.2%
   *Figures match the Comprehensive Income Statement (interests in joint ventures are excluded).

Revenues for the first quarter of fiscal year 2015 increased by 25.6%, driven mainly by the “Shopping Center” segment and to a lesser extent by the “Offices” and “Sales and Developments” segments. Operating Income reached ARS 290.7 million, 34.8% higher than in the first quarter of 2014. This growth rate, which outpaced revenues, mainly reflects the sale of 5% the participation our associated Avenida Inc., which resulted in a gain of ARS 8.7 million recorded in “Other operating income, net”.

Net Income for the period under analysis increased ARS 38.1 million, mainly explained by higher Operating Income.

  1

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

II. Shopping Centers

During this year, consumption levels have been showing a slight deceleration in growth rates. According to the INDEC, supermarket and shopping center sales as of September 2014 recorded a year-on-year deceleration of 1.6% and 9.8% in real terms.

Our tenants’ sales for the first quarter of 2015 were ARS 4,557.3 million, 27.1% higher than for the same quarter of 2014, showing a slight deceleration in the growth rate compared to last year. During the period under review, the leaseable area in our portfolio totaled 310,255 square meters and the occupancy rate remained stable, at 98.5%.

Shopping Centers (in ARS MM)	IQ 15	IQ 14	% Var
Revenues	568.9	456.4	24.6%
Operating Income	277.1	213.7	29.7%
Depreciation and Amortization	24.7	29.3	(15.7)%
EBITDA	301.9	243.1	24.2%

Shopping Center Operating Indicators	IQ 15	IQ 14
Total Leasable Area (sqm)[1][2]	310,255	307,720
Tenants’ Sales (ARS MM, 12-month cumulative)	4,557.3	3,586.3
Occupancy [1]	98.5%	98.6%
[1] As of period-end. Percentage over total leasable area.
[2] Does not include Museo de los Niños in Abasto Shopping and Alto Rosario Shopping.

Income from this segment grew by 24.6% during the quarter, whereas Operating Income reached ARS 277.1 million (+29.7% as compared to the first quarter of 2014). This increase is explained mainly by an increase of gross profit. The EBITDA margin, excluding income from common maintenance expenses and common promotional fund, reached 78.4%, in line with the margins observed during 2014.

Operating data of our Shopping Centers

Shopping Centers	Date of Acquisition	Gross Leasable Area (sqm) [1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS)[3]
Alto Palermo	Nov-97	18,899	146	100.0%	97.4%	110,786
Abasto Shopping[4]	Jul-94	36,809	171	100.0%	99.6%	129,904
Alto Avellaneda	Nov-97	36,670	140	100.0%	98.9%	46,362
Alcorta Shopping	Jun-97	15,220	107	100.0%	99.8%	36,632
Patio Bullrich	Oct-98	11,813	86	100.0%	95.1%	64,584
Buenos Aires Design	Nov-97	13,888	63	53.7%	93.7%	10,150
Dot Baires Shopping	May-09	49,847	156	80.0%	99.8%	447,633
Soleil	Jul-10	13,995	78	100.0%	100.0%	87,533
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	12,682
Alto Rosario Shopping[5]	Nov-04	28,321	144	100.0%	96.8%	64,762
Mendoza Plaza Shopping	Dec-94	42,132	145	100.0%	98.1%	64,826
Córdoba Shopping	Dec-06	15,276	106	100.0%	99.8%	51,096
La Ribera Shopping	Aug-11	8,312	50	50.0%	95.7%	19,551
Total		310,255	1,481		98.5%	1,146,501

2

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

[1] Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leasable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).

Accumulated tenants’ sales as of September 30 for the 2015 and 2014 fiscal periods
(In millions of ARS)

	IQ 15	IQ 14	Var
Alto Palermo	606.9	466.1	30.2%
Abasto	710.4	561.5	26.5%
Alto Avellaneda	616.0	519.2	18.6%
Alcorta Shopping	313.5	235.4	33.2%
Patio Bullrich	197.7	149.4	32.3%
Buenos Aires Design	75.4	67.0	12.5%
Dot Baires	547.8	436.9	25.4%
Soleil	201.5	144.6	39.3%
Alto NOA	225.8	168.6	33.9%
Alto Rosario	402.2	300.4	33.9%
Mendoza Plaza	423.8	349.3	21.3%
Cordoba Shopping	152.3	121.8	25.0%
La Ribera Shopping	84.0	66.1	27.1%
TOTAL	4,557.3	3,586.3	27.1%

( ARS thousands)

Detailed Revenues	IQ15	IQ14	% Var
Base Rent	215,441	175,268	22.9%
Percentage Rate	88,253	73,008	20.9%
Total Rent	303,694	248,276	22.3%
Admission Rights	34,634	28,540	21.4%
Letting Fees	14,135	8,330	69.7%
Parking Fees	24,799	19,653	26.2%
Others	7,536	6,109	23.4%
Total revenues before Expenses and collective promotional fund	384,798	310,908	23.8%
Expenses and collective promotional fund	184,118	145,450	26.6%
Total revenues	568,916	456,358	24.6%

3

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

III. Others

It includes the “Sales and Developments”, “Offices” and “Financial Transactions” segments.

	Sales and Developments1			Offices2			Financial Transactions3
In ARS MM	IQ 15	IQ 14	% Var	IQ 15	IQ 14	% Var	IQ15	IQ14	% Var
Revenues	3.6	-	-	10.9	7.3	49.3%	0.1	0.2	(50.0)%
Operating Income	2.4	(0.7)	-	5.6	3.2	75.0%	8.6	0.5	-
Depreciation and Amortization	-	-	-	1.9	2.5	(24.0)%	-	-	-
EBITDA	2.4	(0.7)	-	7.5	5.7	31.6%	8.7	0.5	-

1	Includes Torres Rosario Project (Condominios II).
2	Includes Dot Building, Predio San Martín, the partipation in Entertainment Holdings and Enusa.
3	Tarshop’s 20% interest, residual activity of APSAMedia and Avenida Inc..

Revenues and EBITDA from the offices segment during the first quarter of 2015 recorded an increase of 49.3% and 31.6%, respectively, compared to the first quarter of 2014, due to the addition of new tenants in Predio San Martín and higher rental income. Moreover, the Sales and Developments segment showed higher revenues and EBITDA compared to the same period of 2014, due to the sales of Condominios del Alto I (Parcel G) made in the quarter under review. The Financial Transactions segment recorded EBITDA for ARS 8.7 million due to the one-time effect of the sale 5% the participation of our associated Avenida Inc. recorded under “Other Operating Income, net”.

  4

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s total income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

For the three-month period ended September 30, 2014
(stated in thousands of pesos)

Item	Income by segment	Joint Ventures*	Inter-segment deletions	Income Statement
Revenues	583,488	(7,463)	(90)	575,935
Costs	(249,848)	3,812	90	(245,946)
Gross Profit	333,640	(3,651)	-	329,989
General and administrative expenses	(25,999)	112	27	(25,860)
Selling expenses	(19,584)	286	-	(19,298)
Other operating income, net	5,678	208	(27)	(5,859)
Operating income	293,735	(3,045)	-	290,690
* Includes operating results from La Ribera Shopping and Predio San Martín (50%).

  5

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

V. Consolidated Financial Debt as of September 30, 2014

As of September 30, 2014, APSA had loans for a total of USD 179.0 million. Below is a detail of APSA’s debt:

Description	Issue Currency	Outstanding Amount (USD million) 1	Rate	Maturity
APSA’s Series I Notes due 2017 (int.)	USD	120.0	7.88%	May-17
Short-term debt	ARS	37.2	Variable	-
Syndicated loan – Arcos	ARS	7.8	15.01%	Nov-15
Syndicated loan – Neuquén	ARS	10.2	15.25%	Jun-16
Com. 5319 Loan	ARS	1.9	15.01%	Dec-15
Other Loans	ARS	1.9	15.25%	Dec-16
Total APSA’s Debt	USD	179.0

VI. Material Events Occurred during the Period and Subsequent Events

October 2014: General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2014, the annual shareholders’ meeting was held, and among others, the following Agenda items were discussed:

(a)	Ratification of interim dividend approved by the shareholders’ meeting held on June 13, 2014 for $ 240 million.
(b)	Allocation of $ 139 million as cash dividend.
(c)	Consideration of the incorporation of the Company’s personnel to the stock incentive plan managed by the controlling company (IRSA).
(d)
Consideration of merger with Conil S.A., preliminary merger agreement and further related documents. In this regard, the shareholders unanimously resolved to adjourn the meeting until November 14, 2014.

VII. Comparative Summary Consolidated Balance Sheet Data

	09.30.14	09.30.13	09.30.12
Current assets	1,313,622	970,044	653,952
Non-current assets	2,278,470	2,188,377	1,993,848
Total	3,592,092	3,158,421	2,647,800
Current liabilities	1,065,964	791,721	529,449
Non-current liabilities	1,364,004	1,233,035	1,074,779
Sub-total	2,429,968	2,024,756	1,604,228
Non-controlling interest	200,965	170,356	155,517
Shareholders’ Equity	961,159	963,309	888,055
Total	1,162,124	1,133,665	1,043,572

  6

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

VIII. Comparative Summary Consolidated Income Statement Data

	09.30.14	09.30.13	09.30.12
Profit from operations	290,690	215,730	164,264
Share of profit of associates and joint ventures	23,256	2,597	1,512
Profit from operations before financing anda taxation	313,946	218,327	165,776
Finance income	29,537	21,586	8,163
Finance costs	(110,673)	(85,816)	(49,589)
Other financial results	(5,830)	29,159	6,031
Financial results, net	(86,966)	(35,071)	(35,395)
Profit before income tax	226,980	183,256	130,381
Income tax expense	(70,722)	(65,096)	(62,400)
Profit For the period	156,258	118,160	67,981
Total Comprehensive income for the period	156,258	118,160	67,981

Attributable to:
Equity holders of the parent	147,672	109,696	62,811
Non-controlling interest	8,586	8,464	5,170

IX. Comparative Summary Consolidated Cash Flow Data

	09.30.14	09.30.13	09.30.12
Net cash generated from operating activities	261,280	262,125	218,239
Net cash generated from / (used in) investing	26,313	(174,560)	(176,783)
Net cash used in financing activities	(202,527)	(124,973)	(47,991)
Net increase / (decrease) in cash and cash equivalents	85,066	(37,408)	(6,535)

X. Comparative statistics

Not applicable

XI. Comparative Ratios

	09.30.14		09.30.13		09.30.12
Liquidity
Current Assets	1,313,622	= 1.23	970,044	= 1.23	653,952	= 1.24
Current Liabilities	1,065,964		791,721		529,449

Indebtedness
Total Liabilities	2,429,968	= 2.53	2,024,756	= 2.10	1,604,228	= 1.81
Shareholder´s Equity	961,159		963,309		888,055

7

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

Solvency
Shareholder´s Equity	961,159	= 0.40	963,309	= 0.48	888,055	= 0.55
Total Liabilities	2,429,968		2,024,756		1,604,228

Capital Assets
Non-current Assets	2,278,470	= 0.63	2,188,377	= 0.69	1,993,848	= 0.75
Total Assets	3,592,092		3,158,421		2,647,800

  8

APSA Alto Palermo Sociedad Anónima

Summary as of September 30, 2014

XII. Brief comment on prospects for the next quarter

After the significant growth experienced in our shopping center business throughout 2014, the first quarter of 2015 has been showing a slight deceleration in growth rates of our tenants’ sales, yet maintaining almost optimum occupancy levels. 2015 is poised to present great challenges in terms of maintaining and even increasing the growth rates of our tenants’ invoicing.

As concerns the projects underway, during this fiscal year we expect to open two new shopping centers, reaching a portfolio of 15 shopping centers. On the one hand, “Distrito Arcos”, which will be an Outlet center with a variety of premium brands in an open-air environment that will add approximately 14,000 square meters of gross leaseable area and 65 stores to APSA’s portfolio. On the other hand, we will progress in the development of our next shopping center in the City of Neuquén, so as to be able to open it during fiscal year 2015. This project, much longed-for by the local population, will be the company’s first shopping center in the Argentine Patagonian region, and we believe that in light of the significant economic growth experienced by Neuquén in the past years, this project will be as successful as the rest of the shopping centers managed by APSA in other locations in the interior of Argentina.

Apart from progressing in the new developments, we expect to continue working in optimizing the performance of our current shopping centers through improvements that allow us to take best advantage of their gross leasable area potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike.

During this year we will continue to foster marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

We hope that during 2015 APSA will continue to consolidate as the best shopping center company in Argentina, adding new properties and surface area to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors. Given our financial position, low indebtedness level, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

  9

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

December 22, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets